UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule (13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13-d2(a)

(Amendment No. 10)*

MEDIA GENERAL, INC.
(Name of Issuer)
Class A Common Stock (par value $5 per share)
(Title of Class of Securities)
584404107
(CUSIP Number)
Joel B. Piassick 2100 Third Avenue North, Suite 600 Birmingham, Alabama 35203
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 5, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

IMPORTANT NOTE: THE SECURITIES SET FORTH IN THIS REPORT ARE DIRECTLY BENEFICIALLY OWNED BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD. AND/OR HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P. (COLLECTIVELY, THE “FUNDS”). ALL OTHER ENTITIES AND PERSONS ARE INCLUDED WITHIN THIS REPORT DUE TO THEIR AFFILIATION WITH ONE OR MORE OF THE FUNDS.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 584404107	Page 2 of 18 Pages

1		NAME OF REPORTING PERSONS Harbinger Capital Partners Master Fund I, Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,299,513
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,299,513
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,299,513
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.85%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 584404107	Page 3 of 18 Pages

1		NAME OF REPORTING PERSONS Harbinger Capital Partners Offshore Manager, L.L.C.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,299,513
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,299,513
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,299,513
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.85%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 584404107	Page 4 of 18 Pages

1		NAME OF REPORTING PERSONS HMC Investors, L.L.C.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,299,513
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,299,513
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,299,513
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.85%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 584404107	Page 5 of 18 Pages

1		NAME OF REPORTING PERSONS Harbinger Capital Partners Special Situations Fund, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 231,615
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 231,615
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 231,615
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.04%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 584404107	Page 6 of 18 Pages

1		NAME OF REPORTING PERSONS Harbinger Capital Partners Special Situations GP, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 231,615
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 231,615
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 231,615
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.04%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 584404107	Page 7 of 18 Pages

1		NAME OF REPORTING PERSONS HMC – New York, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 231,615
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 231,615
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 231,615
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.04%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 584404107	Page 8 of 18 Pages

1		NAME OF REPORTING PERSONS Harbert Management Corporation
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Alabama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 231,615
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 231,615
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 231,615
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.04%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 584404107	Page 9 of 18 Pages

1		NAME OF REPORTING PERSONS Philip Falcone
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,531,128
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,531,128
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,531,128
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.89%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 584404107	Page 10 of 18 Pages

1		NAME OF REPORTING PERSONS Raymond J. Harbert
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,531,128
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,531,128
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,531,128
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.89%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 584404107	Page 11 of 18 Pages

1		NAME OF REPORTING PERSONS Michael D. Luce
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,531,128
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,531,128
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,531,128
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.89%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 584404107	Page 12 of 18 Pages

Item 1.	Security and Issuer.

This Amendment No. 10 to Schedule 13D (“Amendment No. 10”) is being filed by the undersigned to amend the Schedule 13D filed by the Reporting Persons on December 17, 2007, as amended by Amendment No. 1 on January 18, 2008, Amendment No. 2 on January 25, 2008, Amendment No. 3 on January 30, 2008, Amendment No. 4 on April 25, 2008, Amendment No. 5 on November 20, 2008, Amendment No. 6 on November 21, 2008, Amendment No. 7 on November 24, 2008, Amendment No. 8 on November 26, 2008 and Amendment No. 9 on December 5, 2008 (as amended, the “Schedule 13D”), with respect to the Class A Common Stock, $5.00 par value per share (the “Shares”), of Media General, Inc. (the “Issuer”). The address of the Issuer is 333 E. Franklin St., Richmond, VA 23219.

Item 2.	Identity and Background.

No material change.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

CUSIP No. 584404107	Page 13 of 18 Pages

“As of the date hereof the Master Fund may be deemed to beneficially own 1,299,513 Shares.

As of the date hereof Harbinger Manager may be deemed to beneficially own 1,299,513 Shares.

As of the date hereof HMC Investors may be deemed to beneficially own 1,299,513 Shares.

As of the date hereof the Special Fund may be deemed to beneficially own 231,615 Shares.

As of the date hereof HCPSS may be deemed to beneficially own 231,615 Shares.

As of the date hereof HMCNY may be deemed to beneficially own 231,615 Shares.

As of the date hereof HMC may be deemed to beneficially own 231,615 Shares.

As of the date hereof Philip Falcone may be deemed to beneficially own 1,531,128 Shares.

As of the date hereof Raymond J. Harbert may be deemed to beneficially own 1,531,128 Shares.

As of the date hereof Michael D. Luce may be deemed to beneficially own 1,531,128 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.”

Item 4.	Purpose of Transaction.

No material change.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by deleting paragraphs (a), (b) and (c) thereof and replacing such paragraphs with the following:

“References to percentage ownerships of Shares in this Schedule 13D are based upon the 22,218,617 Shares stated to be outstanding as of November 2, 2008 by the Issuer in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 28, 2008.

“(a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 1,299,513Shares, constituting 5.85% of the Shares outstanding of the Issuer.

The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,299,513 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,299,513 Shares.

CUSIP No. 584404107	Page 14 of 18 Pages

(a, b) As of the date hereof, Harbinger Manager may be deemed to be the beneficial owner of 1,299,513 Shares, constituting 5.85%of the Shares outstanding of the Issuer.

Harbinger Manager has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,299,513 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,299,513 Shares.

Harbinger Manager specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HMC Investors may be deemed to be the beneficial owner of 1,299,513 Shares, constituting 5.85% of the Shares outstanding of the Issuer.

HMC Investors has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,299,513 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,299,513 Shares.

HMC Investors specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, the Special Fund may be deemed to be the beneficial owner of 231,615 Shares, constituting 1.04% of the Shares outstanding of the Issuer.

The Special Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 231,615 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 231,615 Shares.

(a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 231,615 Shares, constituting 1.04% of the Shares outstanding of the Issuer.

HCPSS has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 231,615 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 231,615 Shares.

HCPSS specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HMCNY may be deemed to be the beneficial owner of 231,615 Shares, constituting 1.04% of the Shares outstanding of the Issuer.

HMCNY has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 231,615 Shares; has sole power to dispose or direct the

CUSIP No. 584404107	Page 15 of 18 Pages

disposition of 0 Shares; and has shared power to dispose or direct the disposition of 231,615 Shares.

HMCNY specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HMC may be deemed to be the beneficial owner of 231,615 Shares, constituting 1.04% of the Shares outstanding of the Issuer.

HMC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 231,615 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 231,615 Shares.

HMC specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 1,531,128 Shares, constituting 6.89% of the Shares outstanding of the Issuer.

Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,531,128 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,531,128 Shares.

Mr. Falcone specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b) As of the date hereof, Raymond J. Harbert may be deemed to be the beneficial owner of 1,531,128 Shares, constituting 6.89% of the Shares outstanding of the Issuer.

Mr. Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,531,128 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,531,128 Shares.

Mr. Harbert specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b) As of the date hereof, Michael D. Luce may be deemed to be the beneficial owner of 1,531,128 Shares, constituting 6.89% of the Shares outstanding of the Issuer.

Mr. Luce has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,531,128 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,531,128 Shares.

Mr. Luce specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares by the Reporting Persons that were effected since the date of filing Amendment No. 9 to the Schedule 13D are set forth in Exhibit V.”

CUSIP No. 584404107	Page 16 of 18 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

Item 7.	Material to be Filed as Exhibits.

Exhibit U:	Joint Filing Agreement
Exhibit V:	Transactions in the Class A Common Stock ($5.00 par value per share) of Media General, Inc.

CUSIP No. 584404107	Page 17 of 18 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.
By:	Harbinger Capital Partners Offshore Manager, L.L.C.
By:	HMC Investors, L.L.C., Managing Member
By:	/s/ Joel B. Piassick
Name: Joel B. Piassick Title: Executive Vice President

HARBINGER CAPITAL PARTNERS OFFSHORE MANAGER, L.L.C.
By:	HMC Investors, L.L.C., Managing Member
By:	/s/ Joel B. Piassick
Name: Joel B. Piassick Title: Executive Vice President

HMC INVESTORS, L.L.C.
By:	/s/ Joel B. Piassick
Name: Joel B. Piassick Title: Executive Vice President

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.
By:	Harbinger Capital Partners Special Situations GP, LLC
By:	HMC — New York, Inc., Managing Member
By:	/s/ Joel B. Piassick
Name: Joel B. Piassick Title: Executive Vice President

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC
By:	HMC — New York, Inc. Managing Member
By:	/s/ Joel B. Piassick
Name: Joel B. Piassick Title: Executive Vice President

HMC — NEW YORK, INC.
By:	/s/ Joel B. Piassick
Name: Joel B. Piassick Title: Executive Vice President

CUSIP No. 584404107	Page 18 of 18 Pages

HARBERT MANAGEMENT CORPORATION
By:	/s/ Joel B. Piassick
Name: Joel B. Piassick Title: Executive Vice President

/s/ Philip Falcone
Name: Philip Falcone

/s/ Raymond J. Harbert
Name: Raymond J. Harbert

/s/ Michael D. Luce
Name: Michael D. Luce

December 9, 2008

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001)